AH 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02019846

SEC FILE NUMBER
8- 21920

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2198 East Camelback Road, Suite 285
(No. and Street)

Phoenix (City) AZ (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Wilson (602) 508-8500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC
(Name — *if individual, state last, first, middle name*)

3101 N. CentralAve. Suite 890 (Address) Phoenix, (City) AZ (State) 85012 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 01 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/28

OATH OR AFFIRMATION

I, Richard C Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RACHEL DUCKETT SCHULTZ
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
JANUARY 4, 2004

Signature

Secretary
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

FINANCIAL STATEMENTS AND SCHEDULES

YEAR ENDED DECEMBER 31, 2001

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

CONTENTS

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Investors
Hilby Wilson, Inc.
Phoenix, Arizona

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of **Hilby Wilson, Inc.** as of December 31, 2001, and the related statements of income, changes in owners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hilby Wilson, Inc.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods + Dwyer PLC

January 16, 2002

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash, including a certificate of deposit of $22,607, maturing August 2002	$ 22,765
Notes receivable from owners (Note 2)	25,000
Interest receivable from owners (Note 2)	42,301
	$ 90,066

LIABILITIES AND OWNERS' EQUITY

LIABILITIES	
Accrued expenses	$ 4,000
OWNERS' EQUITY	86,066
	$ 90,066

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENT OF INCOME
Year Ended December 31, 2001

Revenue		
Interest income	$	3,503
Other income (Note 4)		9,427
		12,930
Expenses		
Licenses and fees		2,284
General and administrative		5,805
		8,089
Income before income taxes		4,841
Income taxes		1,724
Net income	$	3,117

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENT OF CHANGES IN OWNERS' EQUITY
Year Ended December 31, 2001

	Capital Units	Paid - in Capital	Retained Earnings	Total Owners' Equity
Balance, December 31, 2000	3,000	$ 36,570	$ 43,379	$ 82,949
Net income	-	-	3,117	3,117
Balance, December 31, 2001	3,000	$ 36,570	$ 46,496	$ 86,066

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Cash flows from operating activities		
Net income	$	3,117
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash earnings		
Accrued interest		2,610
		507
Accruals of expected future operating cash receipts and payments:		
Increase in:		
Accrued expenses		501
Net cash provided by operating activities		1,008
Net increase in cash		1,008
Cash, beginning of year		21,757
Cash, end of year	$	22,765
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$	1,724

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers that have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934.

Name Change

Effective January 1, 1983, the Company changed its name to ***Hilby Wilson, Inc.*** (an Arizona Close Corporation).

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects or to other broker-dealers. Commissions receivable and commissions payable on stage payment investments are recorded upon the close of escrow of the related limited partnership. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

For the purposes of reporting cash flows, cash includes deposits with financial institutions, including certificates of deposit with a maturity of three months or less.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Disclosures about Fair Value of Financial Instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of financial instruments at December 31, 2001 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable. There are no material items of deferral that would require disclosure under FASB 109.

NOTE 2 **NOTES RECEIVABLE FROM OWNERS**

Notes receivable from owners consist of six promissory notes receivable. These notes are due upon demand, bear interest at ten percent, and are unsecured. For the year ended December 31, 2001, interest income on these notes totaled $2,610 and is included in the statement of income under interest income.

NOTE 3 **NET CAPITAL RULE**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and a net capital requirement of $18,765 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness/net capital) was 0.21 to 1.0.

NOTE 4 RELATED PARTIES

Substantially all commission income is earned from sales of related partnership interests. The general partners of the partnerships include corporations whose shareholders are owners and managers of the Company.

The Company and a related corporation, whose shareholders are owners of the Company, share the Company office space and administrative personnel. The related corporation reimburses the Company for overhead costs incurred. Other income reflects fees paid to the Company from the related corporation for administrative costs. Reimbursements for overhead during the year totaled $ 9,427.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

Total ownership equity from Statement of Financial Condition		$ 86,066
Adjustments:		
Notes receivable from owners	25,000	
Interest receivable from owners	42,301	67,301
Net capital		18,765
Net capital required		5,000
Excess net capital		$ 13,765
Aggregate indebtedness:		
Accrued expenses		$ 4,000
Ratio of aggregate indebtedness to net capital		.21 to 1

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2001

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 3
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5 AS OF December 31, 2001

	Net Capital
As reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$ 90,066
Adjustments:	
Accrued expenses	(4,000)
Total Capital as reported on Schedule 1	$ 86,066

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Hilby Wilson, Inc., (An Arizona Close Corporation)*** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Hilby Wilson, Inc., (An Arizona Close Corporation)*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)

The management of ***Hilby Wilson, Inc., (An Arizona Close Corporation)*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above.

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. As noted in prior years, the limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Hilby Wilson, Inc., (An Arizona Close Corporation*** for the year ended December 31, 2001, and this report of such condition does not affect our report thereon dated January 16, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD, and any other applicable regulatory bodies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Wood-Dwyer PLC

January 16, 2002